UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 8, 2008**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriatebox below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   **Regulation FD Disclosure.**

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 8.01   **Other Events.**

The table below presents the projected capital expenditures, for the five-year period 2008 through 2012, for Pepco Holdings, Inc. ("PHI") and its Power Delivery business and Conectiv Energy business. The Power Delivery business consists of the following reporting company subsidiaries of PHI: Potomac Electric Power Company, Delmarva Power & Light Company and Atlantic City Electric Company.

		For the Year				
	2008	**2009**	**2010**	**2011**	**2012**	**Total**
			(Millions of Dollars)			
Potomac Electric Power Company						
Distribution	$ 192	$ 215	$ 212	$ 232	$ 331	$ 1,182
Distribution - Blueprint for the Future	24	61	61	63	5	214
Transmission	45	64	167	168	62	506
MAPP	17	72	30	-	-	119
Other	15	17	12	12	11	67
Delmarva Power & Light Company						
Distribution	101	118	124	124	138	605
Distribution - Blueprint for the Future	22	58	59	30	9	178
Transmission	57	52	45	57	52	263
MAPP	11	107	210	271	185	784
Gas Delivery	23	24	19	19	18	103
Other	10	10	9	7	7	43
Atlantic City Electric Company						
Distribution	96	107	101	109	111	524
Distribution - Blueprint for the Future	15	11	16	20	85	147
Transmission	78	17	25	45	47	212
MAPP	-	-	1	2	3	6
Other	10	10	8	7	5	40
Total for Power Delivery Business	$ 716	$ 943	$ 1,099	$ 1,166	$ 1,069	$ 4,993
Conectiv Energy	155	229	161	28	9	582
Other	25	15	15	16	17	88
Total PHI	$ 896	$ 1,187	$ 1,275	$ 1,210	$ 1,095	$ 5,663

Power Delivery

The projected construction expenditures for distribution, gas delivery and transmission are primarily facility replacement and upgrades to accommodate customer growth and reliability.

Blueprint for the Future construction costs relate to an initiative that combines traditional energy efficiency programs with new technologies and systems to help customers manage their energy use and reduce the total cost of energy.

The Mid Atlantic Power Pathway ("MAPP") project is a new 230-mile 500-kilovolt interstate transmission line located in northern Virginia, Maryland, the Delmarva Peninsula and New Jersey. The project was approved by the PJM Board of Managers on October 17, 2007, as part of PJM's Regional Transmission Expansion Plan to address the reliability objectives in the PJM system. The companies also plan to add significant 230-kilovolt support lines in Maryland and New Jersey to connect with the new 500-kilovolt line at an approximate cost of $200 million. PJM continues to evaluate the 230-kilovolt support lines and a decision is expected in early 2008. The construction costs associated with the 230-kilovolt lines are not in the projected capital expenditures shown in the table.

Conectiv Energy

The projected capital expenditures for Conectiv Energy relate to ongoing capital maintenance projects, costs to comply with environmental requirements and two new generation projects.

* * * * * * * * * *

PHI's projected capital expenditures are reviewed periodically by PHI and its subsidiaries, and are subject to modification at any time, and from time to time, to take into account a broad range of factors, including, without limitation, changes in the business plans of PHI and its subsidiaries, the economy, capital and credit market conditions, regulatory requirements and governmental policies, environmental laws, population growth rates and demographic patterns, competition, taxation, and inflation.

The projected capital expenditures and construction costs, and the description thereof, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and covered by the safe harbor created by the Private Securities Litigation Reform Act of 1995. As such they are not guarantees of future performance, and actual results could differ materially from the projections. Neither PHI nor any of its subsidiary registrants undertake any obligation to update any of these projections to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events.

Item 9.01 **Financial Statements and Exhibits.**

(d) Exhibits

The following exhibits are furnished herewith:

Exhibit No.	Description of Exhibit
99	Pepco Holdings, Inc. Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: January 8 , 2008

By: /s/ P. H. BARRY

Name: Paul H. Barry
Title: Senior Vice President
       and Chief Financial Officer